

October 6, 2010

Mr. Ronald Pipoly, Jr.
Chief Financial Officer
AMTRUST FINANCIAL SERVICES, INC.
59 Maiden Lane 6th Floor
New York, NY 10038

Re: **AMTRUST FINANCIAL SERVICES, INC.**
Form 10-K for the Period Ended December 31, 2009
Filed March 16, 2010
File No. 001-33143

Dear Mr. Pipoly:

We have completed our review of the above filing and have no further comments at this time.

Sincerely,

Gus Rodriguez
Accounting Branch Chief